                                  SCHEDULE 13G

                                 (RULE 13d-102)

 Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2(b).



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                          (Amendment No. ___________)*

                           TRANSPORT CORP OF AMERICA
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                              (Name of Issuer)

                           Common Stock, no par value
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                       (Title of Class of Securities)

                                   89385P102
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                                 (CUSIP Number)

                               February 22, 2001
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            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [X]    Rule 13d-1(c)

                  [ ]    Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 89385P102                   13G                     PAGE 2 OF 6 PAGES
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  1     Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
        (Entities Only)

        Samuel H. Ellis
        Samuel H. Ellis IRA
        Huntington Partners LP 363430983
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  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [X]


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  3     SEC Use Only


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  4     Citizenship or Place of Organization

        United States; Huntington Partners LP is an Illinois Limited Partnership
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    Number of
                           5       Sole Voting Power

     Shares                        100,000
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   284,300
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                        100,000
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power

                                   284,300
    Person With
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  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        384,300
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 10     Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
        (See Instructions)


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 11     Percent of Class Represented by Amount in Row (9)

        5.30%
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 12     Type of Reporting Person (See Instructions)

        IN (Individual) Samuel H. Ellis, 50,000 shares;
        IN (Individual) Samuel H. Ellis IRA, 50,000 shares;
        PN (Partnership) Huntington Partners LP, 284,300 shares
--------------------------------------------------------------------------------






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Item 1(a).   Name of Issuer:

             Transport Corp of America

Item 1(b).   Address of Issuer's Principal Executive Offices:

             1715 Yankee Doodle Road
             Easan, MN  55121

Item 2(a).   Name of Persons Filing:

             Samuel H. Ellis
             Samuel H. Ellis IRA
             Huntington Partners LP

Item 2(b).   Address of Principal Business Office or, if None, Residence:

             11 S. LaSalle St., Suite 2900
             Chicago, IL  60603

Item 2(c).   Citizenship:

             Samuel H. Ellis - United States
             Samuel H. Ellis IRA -- United States
             Huntington Partners LP-- an Illinois limited partnership

Item 2(d).   Title of Class of Securities:

             Common Stock, no par value

Item 2(e).   CUSIP Number:

             89385P102

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

             (a)   [__]  Broker or Dealer registered under Section 15 of the
                         Exchange Act.

             (b)   [__]  Bank as defined in Section 3(a)(6) of the Exchange Act.

             (c)   [__]  Insurance company as defined in Section 3(a)(19) of the
                         Exchange Act.

             (d)   [__]  Investment company registered under Section 8 of the
                         Investment Company Act.

             (e)   [__]  An investment advisor in accordance with Rule
                         13d-1(b)(1)(ii)(E).

             (f)   [__]  An employee benefit plan or endowment fund in
                         accordance with Rule 13d-1(b)(1)(ii)(F).



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             (g)   [__]  A parent holding company or control person in
                         accordance with Rule 13d-1(b)(1)(ii)(G).

             (h)   [__]  A savings association as defined in Section 3(b) of the
                         Federal Deposit Insurance Act.

             (i)   [__]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

             (j)   [__] Group, in accordance with Rule 13d-1(b)(l)(ii)(J).

             Not Applicable.     This Schedule 13G is filed pursuant to Rule
             13d-1(c).

Item 4.      Ownership

             (a)  Amount beneficially owned:

                  384,300

             (b)  Percent of class:

                  5.30%

             (c)  Number of shares as to which such person has:

                  Samuel H. Ellis; Samuel H. Ellis IRA; Huntington Partners, LP

                  (i)   Sole power to vote or to direct the vote        100,000

                  (ii)  Shared power to vote or direct the vote         284,300

                  (iii) Sole power to dispose or to direct the          100,000
                        disposition of

                  (iv)  Shared power to dispose or to direct the        284,300
                        disposition of

                        The shares of stock owned by each person is as follows:

                        Sam H. Ellis 50,000
                        Sam H. Ellis, IRA  50,000
                        Huntington Partners LP  284,300

Item 5.      Ownership of Five Percent or Less of a Class.
             Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
             Not Applicable.


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
Item 8.      Identification and Classification of Members of the Group.
             Not Applicable.

Item 9.      Notice of Dissolution of the Group.
             Not Applicable.

Item 10.     Certifications.
             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date:  December 4, 2001


                                         /s/ Samuel H. Ellis, Individual
                                         ---------------------------------------
                                               Samuel H. Ellis, Individual


                                         /s/ Samuel H. Ellis, IRA
                                         ---------------------------------------
                                            Samuel H. Ellis IRA

                                          HUNTINGTON PARTNERS LP



                                         By /s/ Samuel H. Ellis, General Partner
                                            ------------------------------------
                                            Samuel H. Ellis, General Partner




                                INDEX TO EXHIBITS

     None


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